Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-256623

TERMS AND CONDITIONS AS OF JANUARY 9, 2024 OF

ECOPETROL S.A.

U.S.$1,850,000,000 8.375% NOTES DUE 2036

ISSUER:	Ecopetrol S.A.
SECURITY:	8.375% Notes due 2036 (the “Notes”)
RANKING:	Senior, unsecured and unsubordinated obligations of the Issuer, ranking pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations that constitute its External Indebtedness (as defined in the prospectus).
PRINCIPAL AMOUNT:	U.S.$1,850,000,000
MATURITY:	January 19, 2036
ISSUE PRICE:	99.441% (plus accrued interest, if any, from January 19, 2024).
INTEREST PAYMENT DATES:	January 19 and July 19, commencing on July 19, 2024.
COUPON RATE:	8.375%
YIELD TO MATURITY:	8.450%
BENCHMARK TREASURY:	UST 4.500% due November 15, 2033
BENCHMARK TREASURY SPOT AND YIELD:	103-26+ / 4.025%
SPREAD TO BENCHMARK TREASURY:	T 442.5 bps
PRICING DATE:	January 9, 2024
EXPECTED SETTLEMENT DATE:	January 19, 2024 (T+7)
NET PROCEEDS AFTER UNDERWRITING DISCOUNT BUT BEFORE EXPENSES:	U.S.$1,836,883,500
CUSIP/ISIN:	CUSIP: 279158 AV1 ISIN: US279158AV11

CLEARING:	DTC / Euroclear / Clearstream
JOINT BOOK-RUNNING MANAGERS:	BBVA Securities Inc. BofA Securities, Inc. Citigroup Global Markets Inc.
MINIMUM DENOMINATION:	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
GOVERNING LAW:	New York
FORMAT:	SEC Registered
DAY COUNT:	30/360
OPTIONAL REDEMPTION PROVISIONS:	Prior to October 19, 2035, at any time or from time to time, in whole or in part, at the Issuer’s option at a make-whole premium based on Treasury Rate plus 50 basis points.

On or after October 19, 2035, at any time or from time to time, in whole or in part, at the Issuer’s option at par.
WITHHOLDING TAX REDEMPTION PROVISIONS:	At any time at the Issuer’s option if the Issuer becomes obligated to pay additional amounts under the Notes, in whole but not in part, at par.
EXPECTED RATINGS[1]:	Baa3 / BB+ / BB+ (Moody’s / S&P / Fitch)
LISTING AND TRADING:	New York Stock Exchange

1A rating of securities is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, BofA Securities, Inc. toll-free at 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle on January 19, 2024, to specify alternative settlement arrangements to prevent a failed settlement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.